Mail Stop 3561

September 26, 2007

By U.S. Mail and facsimile to (262) 656-5577
Jack D. Michaels
Chairman, President and
Chief Executive Officer
Snap-on Incorporated
2801 80th Street
Kenosha, Wisconsin 53143

Re: **Snap-on Incorporated**
        Definitive 14A
        Filed March 12, 2007
        File No. 001-07724

Dear Mr. Michaels:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Compensation Committee Practices, page 18

1. You indicate that you refer to "market data" or an assessment of the market in determining executive compensation levels. Please specify how each element of compensation relates to the data you have analyzed from the comparable companies. Disclose where actual payments fall within targeted parameters. To the extent actual compensation was outside a targeted percentile range, please explain why. In addition, please identify the companies you use to benchmark the compensation of all named executive officers, explaining which elements or components of compensation you benchmark and the extent to which benchmarks are taken into account in determining the executive's compensation. Please refer to Item 402(b)(2)(xiv) of Regulation S-K.

2. Please describe the involvement of compensation consultants and their interaction with the compensation committee. Your disclosure should address the nature and scope of the consultants' assignment, including their role in determining and recommending compensation, their specific contributions and findings with respect to your pay practices and amounts, and any other material elements of the consultant's functions. Refer to Item 407(e)(3)(iii) of Regulation S-K.

3. You state that your CEO may recommend merit adjustments to the base salary of executive officers and may recommend specific grants of equity to executive officers. Please provide a clear picture of the role that the CEO, or other executive officers, have in determining or recommending the amount or form of executive and director compensation. Please refer to Item 407(e)(3)(ii) of Regulation S-K.

Total Direct Compensation, page 19

4. You indicate that the committee begins its consideration of the next year's total compensation at its fall meeting which would suggest that 2007 goals were known prior to the filing of your proxy statement. Your Compensation Discussion and Analysis, however, appears to discuss only the targets and goals for 2006. Your Compensation Discussion and Analysis should include a discussion of the policies that you will apply on a going-forward basis. See the text of Securities Act Release 33-8732A, marked by footnote 86.   Please provide the disclosure required by Item 402(b) with respect to compensation policies, plans or arrangements for your 2007 fiscal year or provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K.

5. Provide analysis as to how you determine the amount of compensation you will pay as total direct compensation. Please focus your discussion on the amount of compensation awarded under each element and give your substantive analysis and insight into how the committee determined the specific payout amounts. The disclosure you have provided is unclear on how you determine the award amount of

each component of the incentive compensation or how award amounts are calculated with respect to the performance that is taken into account for determining compensation. Please disclose how you determine the award amounts, explaining how each component amount is determined and discussing, if applicable, whether payments are allocated between the components addressing the factors considered and the relative significance or weight accorded to each factor. Please refer to Item 402(b)(1)(v) of Regulation S-K.

6. Item 402(b)(2) of Regulation S-K sets forth examples of material information that could be appropriate for inclusion in the Compensation Discussion and Analysis. It is unclear from your disclosure what consideration you have given to several of the illustrative examples contained in this disclosure guideline. We specifically refer you to the examples set forth in Item 402(b)(2)(i)-(ii), (iv), and (viii)-(xi). Please give appropriate consideration to how these topics are applicable to your executive compensation program.

7. You have not provided a quantitative discussion of the terms of all of the necessary targets to be achieved in order for your executive officers to earn their incentive compensation. We note, for example, that your annual incentive plan is based on "quantifiable financial performance measures" and that your long-term incentive compensation is based on "financial and personal performance." Disclose the specific company financial goals, key operating drivers and the individual performance objectives used to determine incentive amounts and how your incentive awards are specifically structured around such performance goals and individual objectives. For the company financial goals, please disclose the target level for which the financial measure achievement variable in your formula would equal 100%, and the minimum and maximum levels for which such variable would equal 25% and 150%, respectively or provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. To the extent you believe that disclosure of the targets would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease associated with achieving performance goals, are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for you to achieve the target levels or other factors, provide as much detail as necessary without providing information that would result in competitive harm.

8. While your disclosure indicates that individual performance is a significant factor in the compensation process, you provide little discussion and analysis of the effect of individual performance on performance based compensation. Please provide additional detail and an analysis of how individual performance contributed to actual compensation for the named executive officers. Furthermore, to the extent other

elements of compensation are based on individual performance, revise your disclosure accordingly.   Please refer to Item 402(b)(2)(vii) of Regulation S-K.

9. Please clarify the extent to which discretion can be exercised to adjust an award. Your disclosure on page 22 indicates that the committee used its discretion for one named executive officer who served in a dual capacity. Your disclosure does not identify the named executive officer, nor does it provide sufficient detail regarding that exercise of discretion. To the extent discretion has been exercised, you should discuss the particular exercise of discretion so that the disclosure clearly explains how that specific element of compensation was determined. Please refer to Item 402(b)(2)(vi) of Regulation S-K.

Long-Term Incentive Compensation, page 22

10. Please discuss how you determine the equity based compensation for a named executive officer including the amount of the equity award, how you determine the allocation between the different types of equity awards and when the awards are granted. Please refer to Item 402(b)(1)(v) and 402(b)(2)(ii) of Regulation S-K.

Potential Change in Control and Other Post-employment Payments, page 43

11. Please provide an analysis of why you structured and designed the change in control agreements in the specific manner and at the compensation levels described in this section.

12. Please describe and explain how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits upon termination or a change in control. See Items 402(b)(1)(v) and 402(j)(3) of Regulation S-K. Please disclose how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.

Transactions with the Company, page 48

13. Please provide the information required by Item 404(b) of Regulation S-K. Describe your policies and procedures for the review, approval, or ratification of any transaction required to be reported under Item 404(a), including, to the extent applicable, the material features described in Item 404(b)(1).

Please respond to our comments by October 26, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3315 with any questions.

Sincerely,

Hanna T. Teshome
Special Counsel